

February 26, 2021

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue, Ste. 1000E
Bethesda, MD 20814

> **Re: ProShares Trust II**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 23, 2021**
> **File No. 333-253088**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Principal Investment Strategies, page 40

1. We note that you have added disclosure on page 45 stating that each Fund may invest in exchange traded funds and notes, or ETPs, that seek to track the performance of the Index. Please address the following:
   - Disclose whether or not your current listing standard permits investments in ETPs. If not, disclose the risks associated with making investments that fall outside of your listing standard.
   - Revise your Principal Investment Strategies disclosure on pages 40-41 to describe the circumstances in which a Fund would invest in ETPs.
   - Disclose whether there are any limits on your exposure to ETPs. If not, address whether adding ETP exposure creates the risk of becoming an investment company.

- Revise the table on page 41 to disclose the anticipated exposure to ETPs in the ordinary course.
- Include risk factor disclosure addressing the material risks associated with investing in ETPs.
- Reconcile your reference on page 45 to "exchange traded funds and notes" with your disclosure on page 6 that only refers to exchange traded notes.

Please also revise your disclosure on pages 40-41 to clarify, if true, that your Ultra Fund has experienced a significant increase in asset size recently and if it were to continue to increase such that it ran into position limits imposed by an exchange or an FCM, how the Fund would adjust its portfolio. Please also quantify the current exchange position limits on the Ultra Fund as compared to the number of futures contracts currently in the portfolio.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael M. Philipp, Esq.